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SCHEDULE 14A
Information Required in Proxy Statement

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [**X**]
Filed by a Party other than the Registrant [ ]
Check the appropriate box:
[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to § 240.14a-11(c) or § 240.14a-12

MINES MANAGEMENT, INC.
(Name of Registrant as Specified In Its Charter)

N/A
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[ ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or Item 22(a)(2) of Schedule 14A.
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[**X**] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

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   -$0- no fee is payable pursuant to Rule 0-11(c) (ii)
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SEC 1913 (8-03) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

1


MINES MANAGEMENT, INC.
905 West Riverside Avenue, Suite 311
Spokane, Washington 99203

<u>Notice of 2003 Annual Meeting of Shareholders</u>
<u>To be Held on October 6, 2003</u>


Dear Shareholder,

You are cordially invited to attend the 2003 Annual Meeting of Shareholders of Mines Management, Inc., (the "Company"), which will be held at 1:30 p.m. local Spokane time, on October 6, 2003, at the Double Tree Hotel, 322 N. Spokane Falls Court, Spokane, Washington 99201, to consider and act upon the following matters:

1. To elect five (5) members to the Board of Directors to serve for a one year term or until their respective successors are elected and qualified

2. To consider and vote upon an amendment to the Company's Articles of Incorporation to eliminate the provision of the Articles of Incorporation that fixes the number of directors. The number of directors will thereafter be set forth in the Company's Bylaws as permitted by Idaho Statute.

3. To approve the Company's Stock Option Plan; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The close of business on August 27, 2003 has been fixed as the record date for the determination of the Shareholders entitled to notice of, and to vote at, the Annual Meeting and at any postponements or adjournments thereof. Only Shareholders of record on the books of the Company at the close of business on August 27, 2003 shall be entitled to notice of, and to vote at, the meeting or any adjournment thereof.

It is important that your shares be represented at the meeting whether or not you are personally able to attend. You are therefore urged to complete, date and sign the accompanying Proxy and mail it in the enclosed postage-paid envelope as promptly as possible. Your Proxy is revocable, either in writing or by voting in person at the Annual Meeting, at any time prior to its exercise. Thank you for your prompt response.

We look forward to seeing you at the shareholders' meeting.

Sincerely,
Glenn M. Dobbs, President


2


MINES MANAGEMENT, INC.
950 W. Riverside, Suite 311
Spokane, WA 99201

PROXY STATEMENT
Relating to
Annual Meeting of Shareholders
to be held on October 6, 2003

INTRODUCTION

This Proxy Statement is being furnished by the Board of Directors of Mines Management, Inc. (the "Company") to holders of shares of the Company's no par value Common Stock (the "Common Stock") in connection with the solicitation by the Board of Directors of Proxies to be voted at the Annual Meeting of Shareholders of the Company to be held on October 6, 2003, and any adjournment or adjournments thereof (the "Annual Meeting") for the purposes set forth in the accompanying Notice of Annual Meeting. This Proxy Statement is first being mailed to Shareholders on or about August 29, 2003.

Management is the record and beneficial owner of 1,419,816 shares (approximately 18.6 %) of the Company's outstanding Common Stock. It is management's intention to vote all of its shares in favor of each matter to be considered by the Shareholders.

PURPOSES OF ANNUAL MEETING

Amendment to Articles of Incorporation

At the Annual Meeting, Shareholders will be asked to consider and to take action on an amendment to the Articles of Incorporation with regard determining the size of the Board of Directors. The amendment will eliminate the provision of the Articles of Incorporation that fixes the number of directors. The number of directors will thereafter be set forth in the Company's Bylaws as permitted by Idaho Statute.

Election of Directors

At the Annual Meeting, Shareholders will be asked to consider and to take action on the election of five (5) members to the Board of Directors to serve for one-year terms or until their respective successors are elected and qualified (see "Election of Directors").

Approval of Stock Option Plan

At the Annual Meeting, Shareholders will be asked to consider and vote upon the approval of the Company's Stock Option Plan.

Other Business

To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

As your vote is important, it is requested that you complete and sign the enclosed Proxy and mail it promptly in the return envelope provided. **Shares cannot be voted at the meeting unless the owner is present to vote or is represented by Proxy.**

VOTING AT ANNUAL MEETING

1. **Record Date**. The Board of Directors of the Company has fixed the close of business on August 27, 2003, as the record date for the purpose of determining Shareholders of the Company entitled to notice of and to vote at the Annual Meeting. At the close of business on that date, the Company had 7,516,448 issued and outstanding shares of Common Stock. A majority of such shares will constitute a quorum for the transaction of business at the Annual Meeting. Proxies which are submitted but are not voted for or against (because of abstention, broker nonvotes or otherwise) will be treated as present for all matters considered at the meeting.

2. **Solicitation of Proxies.** The accompanying Proxy is solicited on behalf of the Board of Directors of the Company, and the cost of solicitation will be borne by the Company. Following the original mailing of the Proxies and soliciting materials, directors, officers and employees of the Company may, but do not presently intend, to solicit Proxies by mail, telephone, telegraph, or personal interviews. The Company may request brokers, custodians, nominees, and other record holders to forward copies of the Proxies and soliciting materials to persons for whom they hold shares of the Company and to request authority for the exercise of Proxies. In such cases, the Company will reimburse such holders for their reasonable expenses. The Company intends to utilize the services Computershare Trust Company Inc., to assist in proxy solicitation.

3. **Revocation of Proxy.** Any Proxy delivered in the accompanying form may be revoked by the person executing the Proxy by written notice to that effect received by the Secretary of the Company at any time before the authority thereby granted is exercised, by execution of a Proxy bearing a later date presented at the meeting, or by attendance of such person at the Annual Meeting.

4. **How Proxies will be Voted.** Proxies received by the Board of Directors in the accompanying form will be voted at the Annual Meeting as specified therein by the person giving the Proxy. If no specification is made with respect to the matters to be voted upon at the meeting, the shares represented by such Proxy will be voted FOR the amendment to the Company's Articles of Incorporation; FOR the nominees to the Board of Directors in the election of Directors; and FOR approval of the Company's Stock Option Plan.

   All shares represented by valid Proxy will be voted at the discretion of the proxy holders on any other matters that may properly come before the meeting. However, the Board of Directors does not know of any matters to be considered at the meeting other than those specified in the Notice of Meeting.

5. **Voting Power.** Shareholders of the Common Stock of the Company are entitled to one vote for each share held. There is no cumulative voting for directors.

6. **Principal Shareholders.** The following table sets forth information regarding the number and percentage of shares of Common Stock of the Company held by any person known to the Company to be the beneficial owner of more than five percent and each director, each of the named executive officers and directors and officers as a group.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of July 31, 2003 regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.

Title of Class	Name of Beneficial owner	Amount and nature of Beneficial Ownership	Percent of Class (1)
Common	William R. Green	790,735(2)	10.5 %
Common	Terry R. Tyson	525,600(3)	7.0 %

(1)   Based on 7,516,448 shares outstanding
(2)   Includes 228,235 shares owned jointly by William R. Green and his wife
(3)   The shares are owned jointly by Terry R. Tyson and Marguerite S. Tyson

[The balance of this page intentionally left blank]

Security Ownership of Management

The following table sets forth certain information as of July 31, 2003 regarding the number and percentage of shares of Common Stock of the Company or any of its parents or subsidiaries beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Common	Glenn M. Dobbs	241,500 (2)(3)	3.2 %
Common	William R. Green	790,735 (4)	10.5 %
Common	Roy G. Franklin	223,581 (5)	2.9 %
Common	Robert R. Russell	90,000 (6)	1.1 %
Common	Jerry Pogue	74,000 (7)	.9 %
Common	Total of all officers and directors (5 individuals)	1,419,816	18.6 %

(1)   Based on 7,516,448 shares outstanding
(2)   Includes 141,500 shares owned by Intergold Limited deemed to be beneficially owned by Mr. Dobbs
(3)   In addition, Mr. Dobbs has options to acquire an additional 600,000 shares
(4)   Includes 228,235 shares owned jointly by Mr. Green and his wife
(5)   In addition, Mr. Franklin has options to acquire an additional 25,000 shares
(6)   In addition, Mr. Russell has options to acquire an additional 160,000shares
(7)   In addition, Mr. Pogue has options to acquire an additional 100,000 shares

7.   **Required Approvals.** By unanimous consent the Board of Directors of the Company unanimously adopted resolutions (1) to amend the Company's Articles of Incorporatrion to eliminate the provision fixing the number of directors; (2) to elect Glenn M. Dobbs, William R. Green, Roy G. Franklin, Robert L. Russell and Jerry Pogue to the Board of Directors of the Company to serve for a one-year term or until his respective successor is elected and has qualified; (3) to consider and vote upon the approval of the Company's Stock Option Plan; and (4) that the Directors recommend that the Company's Shareholders vote to approve each of the above matters to be submitted to the Shareholders for consideration at the Annual Meeting of Shareholders.

The proposal to Amend the Company's Articles of Incorporation will require the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon. Abstentions and broker nonvotes will have the effect of a vote against the proposal with respect changing the Company's state of domicile.

Directors are elected by a plurality of the votes cast by the holders of the Common Stock meeting at which a quorum is present. "Plurality" means that the individuals who receive the largest number of votes cast are elected as Directors up to the maximum number of Directors to be chosen at the meeting. Consequently, any shares not voted (whether by abstentions, broker nonvotes or otherwise) have no impact in the election of Directors, except to the extent the failure to vote for an individual results in another individual receiving a larger number of votes. The election of Directors will be accomplished by determining the five nominees receiving the highest total votes.

The approval of the Company's Stock Option Plan requires the favorable vote of the holders of a majority of the shares of Common Stock present at the meeting, provided a quorum is present; abstentions would have the effect of negative votes for this matter; broker nonvotes are not counted for purposes of determining the number of shares present, and thus would have no effect on this matter.

8.   **Dissenters' Rights.** There are no dissenters' rights applicable to any matters to be considered at the Annual Meeting.

RECENT MARKET PRICES

Our common stock currently trades on the OTC Bulletin Board under the symbol "MNMM". The following table sets forth the range of high and low bid prices as reported by the Over the Counter Bulletin Board ("OTCBB") for the periods indicated These quotations represent inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2001:		
First Quarter	.18	.09
Second Quarter	.14	.08
Third Quarter	.12	.05
Fourth Quarter	.05	.05
2002:		
First Quarter	.13	.05
Second Quarter	.22	.05
Third Quarter	.83	.15
Fourth Quarter	1.25	.73
2003		
First Quarter	2.45	1.83
Second Quarter	1.80	1.20

As of August 27, 2003, there were 7,516,448 shares of our Common Stock issued and outstanding and held by approximately 1070 holders of record.

THE FOLLOWING PROPOSALS ARE SUBMITTED TO THE SHAREHOLDERS FOR CONSIDERATION AT THE ANNUAL MEETING OF SHAREHOLDERS:

1.   AMENDMENT TO ARTICLES OF INCORPORATION

The Articles of Incorporation currently provides that the number of directors shall consist of four (4) directors and that the number of directors constituting the Board of Directors of the corporation may be increased or decreased from time to time in the manner specified in the Bylaws of this corporation. The Articles further provide that the number shall not be less than two (2) or more than eleven (11).   In 1999 the Directors increased the size of the Board to five (5) members in accordance with the provisions of the Bylaws. The Bylaws currently provide that the size of the Board shall range from no less than three (3) to no more than seven (7) members. The purpose of the amendment to the Articles if Incorporation is to eliminate the current discrepancy in the permitted size of the Board and to eliminate redundant provisions. Amended Article IV of the Articles of Incorporation shall read: The number of directors constituting the Board of Directors of this corporation may be increased or decreased from time to time in the manner specified in the Bylaws of this corporation.

Board Recommendation

The proposal to amend the Company's Articles of Incorporation will require the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon. The Board of Directors recommends a vote FOR amendment to the Articles of Incorporation. The size of the Board of Directors will thereafter be determined by Company's Bylaws as permitted by Idaho Statute. A copy of the form of Articles of Amendment is attached as Exhibit I.

2.   ELECTION OF DIRECTORS

At the meeting, five (5) Directors are to be elected who shall hold office until the next Annual Meeting of Shareholders and until their respective successors shall have been elected and qualified.

The Proxies appointed in the accompanying Proxy intend to vote, unless directed to the contrary therein, in their discretion, for the election to the Board of Directors of the five persons named below, all of whom management believes are willing to serve the Company in such capacity. However, if any nominee at the time of election is unable or unwilling to serve, or is otherwise unavailable for election, such that substitute nominees are designated, the Proxies in their discretion intend to vote for all or a lesser number of such other nominees.

The nominees for Directors, together with certain information with respect to them, are as follows:

Name	Age	Year First Became A Director	Common Shares Owned Beneficially, Directly or Indirectly, as of June 20, 2003
Glenn M. Dobbs (2)	60	New	241,000
William R. Green (1)	64	1965	532,500
Roy G. Franklin	66	1988	233,581
Robert L. Russell	69	1999	90,000
Jerry Pogue	61	1999	90,000

Glenn Dobbs has broad experience in international finance, investment banking, natural resource financing and as a business development consultant. Mr. Dobbs was the founder of the Alpha Commodities Fund in 1976, founder and Board Chairman of First American Bank in 1978, Dallas regional manager for Monex International, founder of the InterGold (Hedge) Fund in 1996, and a former member of the Washington State House of Representatives. Mr. Dobbs has written and lectured extensively on precious metals sector investing, resource development and financing.

William R. Green is a mining engineer and geologist, and was a professor of mining engineering at the University of Idaho from 1965 to 1983. He has been actively involved in the mining business since 1965 and is a former officer and director of Yamana Resources and currently an officer and director of Canadian public companies: Centram Exploration Ltd., Triband Enterprise Corp. and Petromin Resources Ltd., and US company Metaline Mining and Leasing Co.

Robert L. Russell, a Professional Engineer, has been a director of the Company since March, 1999. Since September 1998 Mr. Russell has provided mining management consulting services through his consulting company, R.L. Russell Associates. Mr. Russell has held positions with Exxon Minerals and Freeport McMoRan Copper and Gold, where he served as Vice President of Mining. Mr. Russell acted as General Manager of Freeport's Indonesian operations, which have become the largest gold mine in the world. From 1995 to 1998 Mr. Russell was employed by Zambia Consolidated Copper Mines, most recently as General Manager of the Nchanga Division. In that position Mr. Russell was responsible for all functions of two operating mines and several metallurgical facilities. Under Mr. Russell, the Nchanga Division had 8700 employees and produced 150,000 tons of copper and 3500 tons (about 12% of the world's supply) of cobalt per year.

Jerry G. Pogue is a businessman with an extensive background in the management and financing of junior resource companies. He has managed a large sales organization, has worked as a highly successful stockbroker and investment analyst, and has financed and managed a number of companies in the resource and technology sectors. He frequently lectures at international mining investment conferences.

Roy G. Franklin is a certified public accountant with 30 years experience in small company administration and finance. He was formerly a director of Heidelberg Silver Mining Company and is a principal in the accounting firm of Oswalt, Teel, and Franklin, P.S.

During the year ended December 31, 2002 there were four(4) meetings either in person or by unanimous consent of the Board of Directors. Each Director was in attendance at every meeting.

None of the Directors is also a director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to Section 15(d) of the Act, or of any company registered under the Investment Company Act of 1940 except William R. Green, as noted above.

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving the Company during the past five years.

Compensation of Directors and Officers

A summary of cash and other compensation for the Company's President and Chief Executive Officer for the four most recent years is as follows:

Summary Compensation Table

		Annual Compensation				**Long-Term Compensation**			
						Awards		**Payouts**	
(a)	**(b)**	**(c)**	**(d)**	**(e)**	**(f)**	**(g)**	**(h)**	**(i)**	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Comp. ($)**	**Restricted Stock Awards(1) ($)**	**Securities Underlying Options/ SARs(#)**	**LTIP Payouts ($)**	**All Other Comp. ($)**	
William R. Green	2000	$ 1,300	$ 0	$ 0	$ 0	-0-	$ 0	$ 0	
President and	2001	$ 9,500	$ 0	$ 0	$ 0	-0-	$ 0	$ 0	
Director	2002	$13,649	$ 0	$ 0	$30,000	100,000	$ 0	$ 0	

The Company's current President, Glenn M. Dobbs, receives an annual salary of $72,000.

Option/SAR Grants In Last Fiscal Year

Individual Grants

(a)	**(b)**	**(c)**	**(d)**	**(e)**
Name	**Number of Securities Underlying Options/SARs Granted (#)**	**% of Total Options/SARs Granted to Employees in Fiscal Year**	**Exercise or Base Price ($/Sh)**	**Expiration Date**
William R. Green	100,000	100%	$0.44	9/28/07

<u>Director Compensation for Last Fiscal Year</u>

During the fiscal year ended December 31, 2002 each of the Company's five directors (including its former President, in his capacity as a director) was granted an annual directors' fee of 25,000 shares of restricted Common Stock. In addition, annual directors' fees of 25,000 shares of restricted Common Stock were retroactively awarded for the fiscal years ended December 31, 2000 and 2001. At the date of the grant the market value of the Company's Common Stock was $0.40 per share. Stock option grants were made to certain directors as follows: Jerry G. Pogue 100,000 options, Robert L. Russell 60,000 options, Jack W. Gustavel 25,000 options and Roy G. Franklin 25,000. All options were fully vested and immediately exercisable. The exercise price of the options is $0.40 and the expiration date is September 28, 2007.

Board Committees

The Company does not have an audit or nominating committee. The compensation committee, which was appointed in 2003, is composed of Messrs. Franklin and Russell. The entire board performs the functions of the Audit and Nominating Committees.

William R. Green, Roy B. Franklin, Robert L. Russell and Jerry G. Pogue, comprising the entire Board of Directors, performs the functions of the Audit Committee, recommends a firm of independent certified public accountants to audit the annual financial statements, discusses with the auditors and approves in advance the scope of the audit, reviews with the independent auditors their independence, the financial statements and their audit report, reviews management's administration of the system of internal accounting controls, and reviews the Company's procedures relating to business ethics. The Company does not currently have a written audit committee charter. Messrs Franklin, Russell and Pogue are deemed to be independent directors is that term is defined in Rule 4200(a)(14) of the NASD's listing standards.

Audit Fees

The aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements for the most recent fiscal year and the review for the financial statements included in the Company's Forms 10Q were $6,500.

Board Recommendation

The Board of Directors recommends a vote FOR each nominee to the Board of Directors.

3.   APPROVAL OF STOCK OPTION PLAN

At the Annual Meeting, Shareholders will be asked to approve the resolutions ratifying, approving, and confirming the Board of Directors' adoption of the Company's Stock Option Plan.

The adoption of the Stock Option Plan is intended to give the Company greater ability to attract, retain, and motivate its officers, key employees, directors and consultants; and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value.

The Stock Option Plan is structured as so that both Incentive Stock Options qualified plan under the Internal Revenue Code and non qualified stock options may be issued. The Plan is administered under the auspices of the Board of Directors. It is intended, that to the extent possible, the exercise of Stock Options will be exempt from the operation of Section 16(b) of the Securities Exchange Act of 1934, as amended.

Options are exercisable for a maximum of ten (10) years. Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The maximum number of shares available for issue upon the exercise of all stock option plans adopted by the Company shall not exceed 1,200,000 shares.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant. The option price for the Non-Qualified Stock Options is the lowest allowable price under applicable law.

A copy of the Stock Option Plan is attached hereto as Exhibit II, and incorporated herein by this reference.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the Stock Option Plan.


COMPLIANCE WITH SECTION 16(a)
OF THE SECURITIES EXCHANGE ACT OF 1934


Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent (10%) of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent (10%) beneficial owners are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms filed by them.

Based solely on its review of copies of such forms furnished to the Company, the Company believes that since the year ended December 31, 2002, Glenn M. Dobbs was delinquent complying with the 16(a) filing requirements as to four equity purchases of the Company's Common Stock.

ADDITIONAL SHAREHOLDER INFORMATION

Shareholder Proposals for 2004 Annual Meeting

The Company will review shareholder proposals intended to be included in the Company's proxy materials for the 2004 Annual Meeting of Shareholders which are received by the Company at its principal executive offices no later than June 8, 2004 (unless the date of the next annual meeting is changed by more than 30 days from the date of this year's meeting, in which case the proposal must be received a reasonable time before the Company begins to print and mail its proxy materials). Such proposals must be submitted in writing and should be sent to the attention of the Secretary of the Company. The Company will comply with Rule 14a-8 of the Exchange Act with respect to any proposal that meets its requirements.

Annual Report

The Company's Annual Report to Shareholders is being mailed to all Shareholders with this Proxy Statement. The Annual Report is not part of the proxy solicitation materials for the Annual Meeting. In addition, a Shareholder of record may obtain a copy of the Company's Form 10-KSB for the fiscal year ended December 31, 2002 (the "Form 10-KSB"), without cost, upon written request to the Secretary of the Company at the following address: 950 W. Riverside Ave., Suite 311, Spokane, WA 99201. The Company's Form 10KSB may also be accessed at the SEC's website at www.sec.gov.

Other Business

As of the date of this Proxy Statement, the Board of Directors is not aware of any matters that will be presented for action at the Annual Meeting other than those described above. However, should other business properly be brought before the Annual Meeting, the proxies will be voted thereon in the discretion of the persons acting thereunder.

By Order of the Board of Directors

_____

Glenn M. Dobbs, President

EXHIBIT 3

ARTICLES OF AMENDMENT
OF
MINES MANAGEMENT, INC.

Pursuant to the provisions of the Idaho Business Corporation Act, Title 30 Chapter 1 Part 10, the following Articles of Amendment to Articles of Incorporation are submitted for filing.

ARTICLE I

The name of this corporation is Mines Management, Inc. (the "Corporation").

ARTICLE II

The amendment to Article VI of the Articles of Incorporation as adopted is as follows:

Board of Directors

The number of directors constituting the Board of Directors of this corporation may be increased or decreased from time to time in the manner specified in the Bylaws of this corporation.

ARTICLE III

The amendment provides for no exchange, classification, or cancellation of issued shares.

ARTICLE IV

The amendments were adopted on October 6, 2003.

ARTICLE V

There were 7,516,448 shares of common stock issued and outstanding and entitled to vote upon the amendment to the Articles of Incorporation. No votes were entitled to be cast by voting groups voting separately. XXX shares were represented in person or by proxy at the meeting held to consider and vote upon the amendment to the Articles of Incorporation. The results of the voting were as follows:

Shares voted in favor of the amendment: _____ (X%)
Shares voted against the amendment: _____ (X%)
Shares abstaining from voting: _____ (X%)

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed on this __ day of ____, 2003.

Mines Management, Inc.
By_____
    Glenn M. Dobbs, President

EXHIBIT 4

STOCK OPTION PLAN

MINES MANAGEMENT, INC.

2003 STOCK OPTION PLAN

1.   <u>Establishment and Purposes of the Plan</u>. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant.

2.   <u>Definitions</u>. As used herein, the following definitions shall apply:

(a)   "<u>Administrator</u>" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

(b)   "<u>Applicable Laws</u>" means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any other country or jurisdiction where Options are granted under the Plan.

(c)   "<u>Board</u>" means the Board of Directors of the Company.

(d)   "<u>Change in Control</u>" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, a *"Transaction"*) wherein the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of a Transaction described in Section 2(u)(iii), the corporation or other business entity to which the assets of the Company were transferred (the *"Transferee"*), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Board shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive. Notwithstanding the preceding sentence, a Change in Control shall not include a distribution or transaction in which the voting stock of the Company or a Parent or Subsidiary is distributed to the shareholders of a Parent of such entity. Any change in ownership resulting from an underwritten public offering of the Common Stock or the stock of any Parent or Subsidiary shall not be deemed a change in control for any purpose hereunder.

(e)   "<u>Code</u>" means the Internal Revenue Code of 1986, as amended.

(f)   "<u>Committee</u>" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

(g)   "<u>Common Stock</u>" means the Common Stock of the Company.

(h)   "Company" means Mines Management, Inc., an Idaho corporation, or any successor thereof.

(i)   "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company or a Parent or Subsidiary, provided that the identity of such person or the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act.

(j)   "Director" means a member of the Board.

(k)   "Disability" means total and permanent disability as defined in Section 2(e)(3) of the Code.

(l)   "Employee" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 90th day of such leave, any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(m)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(n)   "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i)If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market, The NASDAQ SmallCap Market of The NASDAQ Stock Market or on the NASDAQ supervised OTC Bulletin Board, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(o)   "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(p)   "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(q)   "Option" means a stock option granted pursuant to the Plan.

(r)   "Option Agreement" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(s)   "Optioned Stock" means the Common Stock subject to an Option.

(t)   "Optionee" means the holder of an outstanding Option granted under the Plan.

(u)   "Ownership Change Event" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

(v)   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(w)   "Plan" means this Stock Option Plan.

(x)   "Service Provider" means an Employee, Director or Consultant.

(y)   "Share" means a share of the Common Stock, as adjusted in accordance with Section 12 below.

(z)   "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.   Stock Subject to the Plan. Subject to the provisions of Section 12 of the Plan, the maximum aggregate number of Shares that may be subject to option and sold under the Plan is one million two hundred thousand (1,200,000) Shares. The Shares may be authorized but unissued, or reacquired Common Stock.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon exercise of an Option, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of restricted stock issued pursuant to an Option are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan. However, except as adjusted pursuant to Section 12, in no event shall more than one million (1,000,000) Shares be available for issuance pursuant to the exercise of Incentive Stock Options (the "*ISO Share Issuance Limit*").

4.   Administration of the Plan.

(a)The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws.

(b)   Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

(c)To determine the Fair Market Value;
        (i) to determine the Fair Market Value
        (ii) to select the Service Providers to whom Options may from time to time be granted hereunder;
        (iii) to determine the number of Shares to be covered by each such Option granted hereunder;
        (iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions of any Option granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Option or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(vii) to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable; and

(viii) to construe and interpret the terms of the Plan and Options granted pursuant to the Plan.

(d)   Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Optionees.

5.   Eligibility. Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.   Limitations.

(a)   Incentive Stock Option Limit. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b)   At-Will Employment. Neither the Plan nor any Option shall confer upon any Optionee any right with respect to continuing the Optionee's relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate such relationship at any time, with or without cause, and with or without notice.

7.   Term of Plan. Subject to shareholder approval in accordance with Section 18, the Plan shall become effective upon its adoption by the Board. Unless sooner terminated under Section 14, it shall continue in effect for a term of ten (10) years from the later of (i) the effective date of the Plan, or (ii) the date of the most recent Board approval of an increase in the number of shares reserved for issuance under the Plan.

8.   Term of Option. The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9.   Option Exercise Price and Consideration.

(a)Exercise Price. The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:
        (i) In the case of an Incentive Stock Option
                a. granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.
                b. granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.
        (ii) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator.
        (iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to an assumption or substitution of another option in connection with a merger or other corporate transaction.

(b) Forms of Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, without limitations, (1) cash, (2) check, (3) promissory note, (4) other Shares, provided any Shares acquired from the Company, either directly or indirectly, (x) have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company. Notwithstanding the foregoing, the Administrator may permit an Optionee to exercise his or her Option by delivery of a full-recourse promissory note secured by the purchased Shares. The terms of such promissory note shall be determined by the Administrator in its sole discretion.

10.   Exercise of Option.

(a)   Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 12 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b)   Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c)   Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d)   <u>Death of Optionee</u>. If an Optionee dies while a Service Provider, the Option may be exercised within such period of time as is specified in the Option Agreement (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

11.   <u>Limited Transferability of Options</u>. Unless determined otherwise by the Administrator, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee, only by the Optionee. Notwithstanding the foregoing, to the extent permitted by the Administrator, in its discretion, and set forth in the Option Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in Rule 701 under the Securities Act and the General Instructions to Form S-8 Registration Statement under the Securities Act. In addition, any transferable Option shall contain additional terms and conditions as the Administrator deems appropriate.

12.   <u>Adjustments Upon Changes in Capitalization, Merger or Change in Control</u>.

(a) <u>Changes in Capitalization</u>. Subject to any required action by the shareholders of the Company, the number and type of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, the ISO Share Issuance Limit, and the number and type of Shares covered by each outstanding Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number or type of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of Shares subject to an Option.

(b) <u>Dissolution or Liquidation</u>. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

(c) <u>Change in Control</u>. In the event of a Change in Control, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If, in such event, the Option is not assumed or substituted, then the Optionee shall fully vest in and have the right to exercise this Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If this Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Optionee in writing or electronically that this Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and this Option shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the Change in Control, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

13.   <u>Time of Granting Options</u>. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such later date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Option is so granted within a reasonable time after the date of such grant.

14.   <u>Amendment and Termination of the Plan</u>.

(a) <u>Amendment and Termination</u>. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) <u>Shareholder Approval</u>. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

15. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise of an Option, the Administrator may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

16. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

17. Reservation of Shares. The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

18. Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Mines Management, Inc. Stock Option Plan as duly adopted by the Board on March 6, 2003.

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Roy Franklin, Secretary